Exhibit 4.22

Intellectual Property License Agreement

This Intellectual Property License Agreement (hereinafter referred to as the “Agreement”) was entered into by and between the following two parties on June 2021 in Shanghai, the PRC.

(1)

Xincheng (Shanghai) Information Technology Co., Ltd., a wholly foreign-owned limited liability company incorporated under the PRC law with registered address of Floor 1, building 1, No. 977, Shangfeng Road, Pudong New Area, Shanghai and legal representative of Nichole Jiang (hereinafter referred to as the “Licenser”); and

(2)

Suzhou Taicheng Supply Chain Co., Ltd., a limited liability company incorporated under the PRC law with registered address of Room 401, South B, No. 17 and 19, songxianzhou lane, Gusu District, Suzhou and legal representative of Xin Zhu (hereinafter referred to as the “Licensee”).

(In the Agreement, the Licenser and the Licensee may be individually referred to as a “Party” and collectively as “the Parties”).

Whereas:

1.

The Licenser is a wholly foreign-owned enterprise incorporated in Shanghai, the PRC under the laws of the People’s Republic of China, and owns the intellectual property rights as set out in Annex 1 of the Agreement (The Licenser shall issue Annex 1 to the Licensee separately after determining the contents of Annex 1, and shall update the contents of Annex 1 from time to time according to the actual situation);

2.	The Licensee is a limited liability company incorporated in Shanghai, the PRC under the laws of the People’s Republic of China;

3.

The Licenser agrees to grant the Licensee the right to use the above intellectual property rights under the terms and conditions of the Agreement, and the Licensee agrees to accept the above license under the terms and conditions of the Agreement.

Therefore, upon friendly negotiation, the two parties arrive at the following agreement for compliance in the spirit of equality and mutual benefit:

Article 1 License

1.1.	Intellectual property licensing

In accordance with the terms of the Agreement, the Licenser agrees to grant the Licensee, and Licensee agrees to accept such grant of the right to use all or any part of the intellectual property rights set out in Annex 1 (hereinafter collectively referred to as “Intellectual Property Rights”) or to carry out business activities with these Intellectual Property Rights. The intellectual property license under the Agreement is non-exclusive, non-transferable and non-sub-licensable.

1.2.	Scope

1.2.1.

The Licensee may only use the right to use the Intellectual Property Rights granted to it under the Agreement for its own business operations. Without the prior express written consent of the Licenser, the Licensee agrees not to directly or indirectly use in any other way or authorize others in any way to use all or part of the Intellectual Property Rights.

1.2.2.

The license granted to the Licensee under the Agreement is only valid in the PRC and other regions permitted by the Licenser in writing from time to time. The Licensee agrees not to directly or indirectly use or authorize others in any way to use all or part of the Intellectual Property Rights in any other regions.

1.3.	Standards for use of the Intellectual Property Rights

When the Licensee uses the Intellectual Property Rights in accordance with the Agreement, it shall strictly abide by any standards or norms as required by the Licenser from time to time.

1.4. Confirmation by the Licensee

The Licensee confirms that, except for the rights or benefits granted to it under or according to the Agreement, it does not enjoy any right, ownership or interests of the Intellectual Property Rights.

Article 2 Payment Method and Audit

2.1.	The Licensee agrees to pay the Licenser a licensing fee, and the calculation method and payment method of such fee are specified in Annex 2 of the Agreement.

2.2.

The Licenser shall be entitled to appoint its employees or CPAs from the PRC or any other country (hereinafter referred to as “Licenser’s Authorized Representatives”) to audit the Licensee’s accounts for the purpose of determining the calculation method and amount of the licensing fees at its own cost. Accordingly, the Licensee shall provide the Licenser’s Authorized Representatives with the documents, accounts, records and data, etc. required by the Licenser’s Authorized Representatives to facilitate the audit of the Licensee’s accounts and the determination of the amount of services fees by the Licenser’s Authorized Representatives. Save with any significant error, the amount of service fees shall be subject to the amount determined by the Licenser’s Authorized Representatives.

Article 3 Goodwill

3.1.

The Licensee acknowledges the value of goodwill associated with the aforesaid Intellectual Property Rights, and confirms that the aforesaid Intellectual Property Rights as well as the rights and the goodwill (including but not limited to the goodwill arising from the use by the Licensee) associated with the aforesaid Intellectual Property Rights shall belong only to the Licenser.

Article 4 Confidentiality

4.1.

The Licensee shall keep confidential any secret data and information (hereinafter referred to as “Confidential Information”) of the Licenser coming to knowledge of or accessible to the Licensee due to its acceptance of licensing of the aforesaid Intellectual Property Rights; and upon termination of the Agreement, the Licensee shall, at the request of the Licenser, return to the Licenser any documents, data or software containing the Confidential Information, or destroy the same, delete any Confidential Information from any relevant memory devices, and stop using such Confidential Information. Without the written consent of the Licenser, the Licensee shall not disclose, give or transfer such Confidential Information to any third party. The Licensee shall take necessary measures to disclose the Confidential Information only to the Licensee’s employees, agents or professional advisors needing to know the confidential information, and procure the Licensee’s employees, agents or professional advisors to observe the confidentiality obligations hereunder.

4.2.	The above restrictions do not apply to:

(1)	the data which have become generally accessible to the public at the time of disclosure;

(2)	the data which have become generally accessible to the public after disclosure for any reason not ascribable to fault of the Licensee;

(3)	the data which can be proven by the Licensee to have been obtained by it not directly or indirectly from other Party before disclosure;

(4)

the aforesaid Confidential Information which either Party is obligated to disclose to relevant government agencies, stock exchanges and other institutions according to laws, or which either Party discloses to its direct legal advisors and financial advisors due to its normal business needs.

4.3. The two parties agree that the terms shall survive any change to, and rescission or termination of the Agreement.

Article 5 Warranty

5.1.	The Licenser represents and warrants as follows:

(1)	The Licenser is a limited liability company duly incorporated and subsisting under the PRC laws;

(2)

The Licenser’s execution and performance of the Agreement is within its corporate capacity and the scope of its business operations. The Licenser has taken necessary corporate actions to be given due powers and has obtained the consents and approvals from the third parties or government agencies, and will not violate any restrictions in the laws and contracts that are binding or have influence on it;

(3)	This Agreement shall upon execution constitute the Licenser’s legal, valid and binding obligations and shall be enforceable against the Licenser accordingly;

(4)	The Licenser legally holds the Intellectual Property Rights hereunder.

5.2.	The Licensee represents and warrants as follows:

(1)	The Licensee is a limited liability company duly incorporated and validly subsisting under the PRC Laws;

(2)

The Licensee’s execution and performance of the Agreement is within its corporate capacity and the scope of its business operations. The Licensee has taken necessary corporate actions to be given due powers and has obtained the consents and approvals from the third parties and government agencies, and will not violate any restrictions in the laws and contracts that are binding or have influence on it;

(3)

It will promptly sign all the documents concerning the use of the Intellectual Property Rights that the Licenser deems it necessary or hopes to sign and handle all the matters concerning the use of the Intellectual Property Rights that the Licenser deems it necessary or hopes to handle;

(4)	This Agreement shall upon execution constitute the Licensee’s legal, valid and binding obligations and shall be enforceable against the Licensee accordingly;

(5)

Its execution and performance of the Agreement do not violate or conflict with all applicable laws in force, any agreement to which it is a party or which is binding on its assets, any court judgement, any award of arbitration authorities or any decision of administrative authorities.

5.3.	The Licensee further warrants:

(1)

The Licensee agrees not to doubt the Licenser’s licensing right and other rights over the aforesaid Intellectual Property Rights, not to doubt the validity of the Agreement and not to take any action or inaction that the Licenser deems may damage these rights and permissions within and after the validity period of the Agreement;

(2)

The Licensee agrees to provide necessary assistance for the Licenser to protect the Licenser’s rights over the aforesaid Intellectual Property Rights. In case of any claim for compensation lodged by any third party regarding the Intellectual Property Rights, the Licenser may, at its own will, respond to the litigation concerning claim for compensation in its own name or in the name of the Licensee or both parties. In case of any third party’s infringement upon the aforesaid Intellectual Property Rights, the Licensee shall, within the knowable range, immediately notify the Licenser of the infringement upon the aforesaid Intellectual Property Rights in writing; and only the Licenser has the right to decide whether or not to take actions against such an infringement;

(3)

The Licensee agrees to use the aforesaid Intellectual Property Rights only according to the Agreement and not to use the said Intellectual Property Rights in any way deemed as deceitful or misleading by the Licenser or in other ways that may damage the aforesaid Intellectual Property Rights or the Licenser’s reputation.

Article 6 Quality Terms

6.1.	The Licensee shall try its best to improve its business quality to protect and enhance the reputation represented by the aforesaid Intellectual Property Rights.

Article 7 Publicity

7.1.

If, in any case, the Licensee needs to use any publicity materials involving the Intellectual Property Rights, the cost for producing the publicity materials shall be borne by the Licensee. The Licenser shall have the exclusive right over the copyright and other intellectual property rights of the publicity materials involving the Intellectual Property Rights under the Agreement, regardless whether the publicity materials are invented or used by the Licenser or the Licensee. The Licensee agrees not to make any publicity or advertisement involving the Intellectual Property Rights under the Agreement via any radio, TV, newspaper, magazine, Internet or other media without the Licenser’s prior written approval.

Article 8 Entry into Force and Validity Period

8.1.	This Agreement shall enter into force on the first above written date hereof, and shall be valid for 10 years unless early terminated in accordance with relevant provisions under the Agreement.

8.2.

Save as otherwise specified by the two parties in writing, the Agreement shall apply to other Intellectual Property Rights licensed to the Licensee by the Licenser at any time during the term of the Agreement. The Licenser and Licensee shall examine the contents of the Agreement once every three months after signing the Agreement to decide whether to make corresponding amendments or supplements to the Agreement according to the situation at the material time.

8.3.

This Agreement shall be automatically extended for 10 years every time when the validity period of the Agreement expires, unless the Licenser sends a written notice of non-renewal three months in advance. However, the Licensee shall have no right to decide whether to renew the Agreement.

Article 9 Filing

9.1.

Both parties shall go through record-filing formalities (if any) for the licensing of Intellectual Property Rights with relevant intellectual property right management departments under PRC laws within three months after they sign the Agreement and the Licenser obtains all the corresponding certificates of the Intellectual Property Rights. Both parties agree to sign or provide relevant documents required for such record-filing formalities according to the principles specified in the Agreement and the relevant laws. If the two parties make any amendments or supplements according to Article 8.2 above, they shall go through the record-filing formalities (if any) required for such amendments or supplements with relevant intellectual property right management departments under PRC laws. Both parties agree to sign or provide relevant documents required for such record-filing formalities according to the principles specified in the Agreement and the relevant laws.

Article 10 Termination

10.1.

Unless extended according to relevant provisions herein, the Agreement shall terminate upon expiration of the Agreement or termination of the licensing right of the Intellectual Property Rights owned by the Licenser (whichever is the earlier).

10.2.

Either Party may issue a written notice to the other Party who has seriously breached the Agreement, including but not limited to the obligations under Article 5.3 of the Agreement, but fails to make any rectification within 30 days after receiving the notice on the occurrence and existence of the said breach from the non-defaulting Party, to terminate the Agreement immediately, but the termination of the Agreement shall not impair the rights or remedies enjoyed by the Party proposing the termination under laws or for other reasons.

10.3.

During the validity period of the Agreement, the Licenser may issue a written notice to the Licensee at any time to terminate the Agreement, which notice shall take effect after 30 days upon delivery. The Licensee shall not early terminate the Agreement, save under the circumstances specified in Article 11.2.

10.4.	Article 3, Article 4, Article 5.3, Article 14 and Article 15 shall survive the termination or cancellation of the Agreement.

Article 11 Force Majeure

11.1.

“Force majeure events” refer to any events which are beyond the reasonable control of either Party and are still inevitable with the reasonable attention of the affected Party, including but not limited to government action, natural disaster, fire, explosion, storm, flood, earthquake, tide, lightning or war. However, inadequate credit, funds or financing shall not be deemed as events beyond the reasonable control of either Party. Either Party seeking exemption from performing the responsibilities under the Agreement or any term of the Agreement due to the impact of “force majeure events” shall notify the other Party of such exemption from responsibilities.

11.2.

When the performance of the Agreement is delayed or hindered by the “force majeure events” as defined above, the party affected by the force majeure shall not bear any responsibilities arising therefrom under the Agreement within the scope of being delayed or hindered. The affected Party shall take appropriate measures to reduce or eliminate the impact of “force majeure” and make reasonable and feasible efforts to restore the performance of the obligations delayed or hindered by the “force majeure” so as to be exempt from performing the responsibilities within the scope of being delayed or hindered only. Once the force majeure events are eliminated, both parties shall agree to do their utmost to restore the performance of provisions under the Agreement.

Article 12 Notices

12.1.

Any notice or other correspondence sent by either Party according to the Agreement shall be made in writing in Chinese, and shall be deemed as served if it is sent to the following addresses of the relevant Party or the two parties by personal delivery, registered mail, prepaid mail, recognized courier service or fax.

Licenser: Xincheng (Shanghai) Information Technology Co., Ltd.

Address: Floor 1, building 1, No. 977, Shangfeng Road, Pudong New Area, Shanghai

Tel: ***********

Email: ***********

Recipient: Nichole Jiang

Licensee: Suzhou Taicheng Supply Chain Co., Ltd.

Address: Room 401, South B, No. 17 and 19, songxianzhou lane, Gusu District, Suzhou

Tel: ***********

Email: ***********

Recipient: Xin Zhu

Article 13 Retransferring and Sublicensing

13.1.

Without the prior written consent of the Licenser, the Licensee shall not transfer or transfer in disguised form any of its rights or obligations under the Agreement, and shall not sublicense in any form any license under this agreement to any third party for use or utilization, nor shall it perform any other acts that may affect the Licenser’s rights under the Agreement. The Licenser may transfer its rights and obligations under the Agreement to any third party without the consent of the Licensee, but it shall inform the Licensee of the aforesaid transfer.

Article 14 Settlement of Disputes

14.1.

Any dispute between the two parties arising from the interpretation and performance of terms hereunder shall be settled through good faith negotiation between the two parties. If both parties are still unable to reach an agreement on the settlement of such dispute within 30 days after either Party requires resolving the dispute through negotiation, either Party may submit the dispute to Shanghai Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time. The arbitration place is Shanghai and the language used in the arbitration is Chinese. The arbitration award shall be final and equally binding on both parties.

14.2.	Except for the matters under dispute, the two parties shall in good faith continue to perform their respective obligations under the Agreement.

Article 15 Governing Laws

15.1.	The execution, validity, performance and interpretation of the Agreement as well as the settlement of disputes shall be governed and interpreted in accordance with the PRC laws.

Article 16 Miscellaneous

16.1.	Amendments and supplements

The parties shall amend and supplement the agreement in writing. Amendments and supplements to the Agreement duly signed by both parties shall constitute an integral part of the Agreement and shall have the same legal effect as the Agreement.

16.2.	Severability

The parties hereby confirm that the Agreement is a fair and reasonable agreement between the parties on the basis of equality and mutual benefit. If any provision of the Agreement is invalid or unenforceable due to inconsistency with the relevant laws, such provision shall be invalid or unenforceable only within the jurisdiction of the relevant laws and shall not affect the legal effect of other provisions of the Agreement.

16.3.	Abstention

The failure of either Party to exercise any right, power or privilege under the Agreement shall not be treated as a waiver of the same. The single or partial exercise of any right, power or privilege shall not exclude the exercise of any other right, power or privilege.

16.4.	Annexes

Annexes to the Agreement shall be an integral part of the Agreement and shall have the same legal effect as the Agreement.

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Accordingly, in witness whereof, both parties have caused their authorized representatives to sign the Agreement on the first above written date hereof.

Xincheng (Shanghai) Information Technology Co., Ltd. (Seal)

/s/ Seal of Xincheng (Shanghai) Information Technology Co., Ltd.

Signature:	/s/ Nichole Jiang
Name:	Nichole Jiang
Title:	Legal representative

Suzhou Taicheng Supply Chain Co., Ltd. (Seal)

/s/ Seal of Suzhou Taicheng Supply Chain Co., Ltd.

Signature:	/s/ Xin Zhu
Name:	Xin Zhu
Title:	General Manager

Annex 1:

Intellectual property rights

Annex 2:

Methods for calculation and payment of licensing fees

The licensing fees under the Agreement shall be a certain proportion of the total business income of the Licensee in the current year (the specific proportion shall be adjusted once a year, which shall be determined by both parties through negotiation according to the relevant resolutions of their respective board of directors). Such licensing fees shall be calculated quarterly and paid by the Licensee to the Licenser within 15 days after the end of each quarter. If the Licenser deems it necessary for the development of the Licensee’s business, the Licenser shall have the right to waive all or any portion of the Licensee’s licensing fees payable to the Licenser.

If the Licenser considers that the licensing fees agreed in this article are unreasonable for some reason and need to be adjusted, the Licensee shall actively and honestly consult with the Licenser within ten working days after the date of the Licenser’s written request for adjusting the fees, to determine the new charging standard or mechanism. If the Licensee fails to reply within ten working days upon receipt of the above adjustment notice, it shall be deemed to have acquiesced to the adjustment of such fees. If requested by the Licensee, the Licenser shall negotiate with the Licensee on the adjustment of licensing fees.